# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Madrigal Pharmaceuticals, Inc., CIK 0001157601
CUSIP: 558868105
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 200 BARR HARBOR DRIVE, SUITE 400, WEST CONSHOHOCKEN, Pennsylvania (PA), 19428
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001035674

## Reporting persons
- PAULSON & CO. INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,392,188; shared voting power 0; sole dispositive power 1,392,188; shared dispositive power 0; aggregate amount beneficially owned 1,392,188 (6.1% of the class)
  Comment: Items 5, 7 & 9 (See Note 1 to Item 4 below)

## Item 1. Issuer
Name of issuer: Madrigal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: Four Tower Bridge, 200 Barr Harbor Drive, Suite 200 West Conshohocken, PA 19428

## Item 2. Person Filing
Name of person filing: Paulson & Co. Inc. (the "Reporting Person")
Address of principal business office or, if none, residence: 15 Exchange Place, Jersey City, New Jersey 07302
Citizenship: Delaware corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,392,188
Percent of class: 6.1%
Sole power to vote or to direct the vote: 1,392,188 (See Note 1)
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,392,188 (See Note 1)
Shared power to dispose or to direct the disposition:
Shared power to dispose or to direct the disposition of: 0

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 22,939,969 shares of Common Stock outstanding as of February 12, 2026, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 19, 2026.

Note 1: Paulson & Co. Inc. ("Paulson") and its affiliates furnish investment advice to and manage onshore and offshore investment funds and separate managed accounts (such investment funds and accounts, the "Funds"). In its role as investment advisor, or manager, Paulson possesses voting and/or investment power over the securities of the Issuer described in this schedule that are owned by the Funds. All securities reported in this schedule are owned by the Funds. Paulson disclaims beneficial ownership of such securities.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this schedule are owned by Paulson's advisory clients, none of which to Paulson's knowledge owns more than 5% of the class. Paulson itself disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PAULSON & CO. INC.: PAULSON & CO. INC., Stuart L. Merzer, General Counsel & Chief Compliance Officer (05/15/2026)